Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements of Xiao-I Corporation (the “Company,” “we,” “our,” or “us”) for the six months ended June 30, 2026 and 2025, included as Exhibit 99.1 to this Report on Form 6-K, and the risk factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The interim financial statements have not been audited by an independent registered public accounting firm.

Overview

We are a leading cognitive artificial intelligence company with over two decades of experience in natural language processing and enterprise AI solutions. Our business model comprises Model-as-a-Service (“MaaS”) offerings, including solutions based on our proprietary Hua Zang large language model (“LLM”), as well as non-MaaS products and services, such as technology development services, software products, maintenance and support services, and selected AI-enabled hardware products.

During the first half of 2026, the macroeconomic environment in China remained subdued, with enterprises exercising continued caution in technology procurement and extended decision-making cycles for large-scale AI deployments. Concurrently, the large language model industry in China experienced accelerating market concentration, commonly referred to as the “Matthew effect,” whereby leading technology conglomerates with substantial financial resources leveraged aggressive pricing strategies — including free or heavily subsidized access to foundation models — to capture market share. This dynamic placed significant competitive pressure on smaller, independent AI providers, including the Company, by compressing pricing margins and constraining the ability to achieve profitability in core service offerings.

In addition, our AI-enabled hardware business was adversely affected by supply chain disruptions stemming from escalating geopolitical tensions. Restrictions on the export of advanced semiconductors and related components, together with broader trade frictions between the United States and China, materially impaired our ability to secure critical components on commercially reasonable terms and timelines. As a result, we significantly scaled back this business line during the period.

What’s more, our VIE is under liquidation currently. Key financial information of the VIE and its subsidiaries, including revenue, profit/loss, total assets liquidation during the reporting period, is disclosed in Note 1 to the condensed consolidated interim financial statements. Readers are directed to that note for an understanding of the financial significance of these entities to the Group.

Against this backdrop, we implemented a series of deliberate strategic measures to preserve capital and streamline operations. These included the discontinuation or scaling back of business lines that did not meet revised margin thresholds, a reduction in headcount across both operational and research and development functions, and tighter control over discretionary spending. While these measures contributed to a significant year-over-year reduction in total revenue for the six months ended June 30, 2026, they also resulted in a marked reduction in operating expenses and a narrower net loss compared to the same period in 2025. We believe these actions were necessary to position the Company for sustainable operations in a prolonged and challenging industry environment.

Results of Operations

Net Revenues

Set forth below is a comparative table showing net revenues by revenue type for the six months ended June 30, 2026 and 2025, including absolute amounts, year-over-year percentage changes, and totals.

	For the six months ended June 30,				Variance
	2026		2025		$	%
	(Unaudited)
Sale of cloud platform products	$68,530	6.58%	$7,799,708	67.72%	(7,731,178)	(99.12)
Technology development service	342,004	32.85%	2,271,952	19.73%	(1,929,948)	(84.95)
M&S service	487,815	46.85%	822,760	7.14%	(334,945)	(40.71)
Sale of software products	142,820	13.72%	348,625	3.03%	(205,805)	(59.03)
Sale of hardware products	-	-	273,863	2.38%	(273,863)	(100.00)
Total	$1,041,169	100.0%	$11,516,908	100.0%	(10,475,739)	(90.96)

For the six months ended June 30, 2026, the Group’s net revenues were $1.04 million, representing a decrease of approximately 90.96% compared to $11.52 million for the same period in 2025.The decreased primarily due to our-ongoing portfolio rationalization and strategic realignment. We discontinued or scaled back low-margin businesses and customized engagements that did not meet our revised margin thresholds or align with our resource-allocation priorities, with a view to improving overall profitability and operational efficiency.

Sale of cloud platform products

For the six months ended June 30, 2026, revenue from cloud platform products decreased to approximately $0.07 million, compared to approximately $7.80 million for the same period in 2025, representing a year-over-year decrease of approximately 99.12%. The revenue decline reflects the strategic realignment implemented during the year, under which we discontinued third-party cloud-platform resale activities that generated revenue at gross margins substantially below those of our core product lines. These resale activities had historically accounted for a significant portion of cloud platform revenue but were not aligned with our revised margin thresholds and resource allocation priorities. The discontinuation of these lower-margin engagements was a deliberate component of our portfolio rationalization, intended to concentrate resources on higher-value, productized offerings where we maintain greater differentiation and pricing power.

Technology development services

For the six months ended June 30, 2026, revenue from technology development services decreased to approximately $0.34 million, compared to approximately $2.27 million for the same period in 2025, representing a year-over-year decrease of approximately 84.95%. This decline reflects our strategic decision implemented during the year to decline or scale back customized development engagements that do not meet our revised margin thresholds, or that require incremental delivery resources inconsistent with the realignment. Such engagements are characterized by lower gross margins and higher resource intensity relative to our productized offerings. The discontinuation of these engagements was a deliberate element of our portfolio rationalization, intended to improve overall profitability and operational efficiency.

Maintenance and support (“M&S”) services

For the six months ended June 30, 2026, revenue from maintenance and support services decreased to approximately $0.49 million, compared to approximately $0.82 million for the same period in 2025, representing a year-over-year decrease of approximately 40.71%.This decline reflects our strategic decision implemented during the year to decline or scale back customized development engagements that do not meet our revised margin thresholds, or that require incremental delivery resources inconsistent with the realignment. Such engagements are characterized by lower gross margins and higher resource intensity relative to our productized offerings. The discontinuation of these engagements was a deliberate element of our portfolio rationalization, intended to improve overall profitability and operational efficiency.

Sale of software products

For the six months ended June 30, 2026, revenue from software products decreased to approximately $0.14 million, compared to approximately $0.35 million for the same period in 2025, representing a year-over-year decrease of approximately 59.03%. This year’s revenue decline principally reflects reduced delivery activity across discontinued engagements in connection with the strategic realignment.

Sale of hardware products

For the six months ended June 30, 2026, revenue from sale of hardware products decreased to $0.00 million, compared to approximately $0.27 million for the same period in 2025, representing a year-over-year decrease of approximately 100%, principally reflecting reduced delivery activity across discontinued engagements in connection with the strategic realignment.

Revenue by Business Category

In terms of product lines, we generate revenue primarily from the (i) MaaS and (ii) non-MaaS.

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the six months ended June 30,				Variance
	2026		2025		$	%
	(Unaudited)
MaaS	$68,530	6.58%	$7,794,772	67.68%	(7,726,242)	(99.12)
Non-MaaS	972,639	93.42%	3,722,136	32.32%	(2,749,497)	(73.87)
Total	$1,041,169	100.00%	$11,516,908	100.00%	(10,475,739)	(90.96)

For the six months ended June 30, 2026, total MaaS revenue decreased to approximately $0.07 million, compared to approximately $7.79 million for the same period in 2025, representing a year-over-year decrease of approximately 99.12%. This sharp contraction occurred against the backdrop of intensifying price competition in the Chinese AI customer service MaaS market.

For the six months ended June 30, 2026, non-MaaS revenue decreased to approximately $0.97 million, compared to approximately $3.72 million for the same period in 2025, representing a year-over-year decrease of approximately 73.87%. Non-MaaS revenue decreased primarily due to our ongoing portfolio rationalization and strategic realignment. We discontinued or scaled back low-margin businesses and customized engagements that did not meet our revised margin thresholds or align with our resource-allocation priorities, with a view to improving overall profitability and operational efficiency.

Revenue Since Period End at June 30, 2026

Subsequent to the six-month period ended June 30, 2026, the Company generated revenue of approximately $164,018 (converted at the spot exchange rate of 6.7066 CNY per USD as of September 29, 2026) for the two-month period from July 1, 2026 through August 31, 2026. This represents approximately 15.8% of the Company’s revenue for the six-month period ended June 30, 2026.

Cost of Revenues and Gross Profit

Our cost of revenues primarily consists of the following components: (i) staff costs (salaries and employee benefits), (ii) cost of materials, which primarily includes software and hardware purchased, (iii) cloud hosting service fees, and (iv) overhead costs relating to consumables and office expenses used for production.

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the six months ended June 30,				Variance
	2025		2026		$	%
	(Unaudited)
Cloud hosting services fees	$2,033,638	42.14%	$69,203	4.19%	(1,964,435)	(96.60)
Cost of materials	1,680,091	34.82%	62,866	3.81%	(1,617,225)	(96.26)
Staff costs	1,065,180	22.07%	1,413,983	85.59%	348,803	32.75
Others	46,687	0.97%	106,042	6.42%	59,355	127.13
Total	$4,825,596	100.00%	$1,652,095	100.00%	(3,173,501)	(65.76)

Total cost of revenues decreased by US$3.2 million, or 65.76%, from US$4.8 million for the six months ended June 30, 2025 to US$1.7 million for the six months ended June 30, 2026. The decrease was largely attributable to the contraction in business volume, but was smaller in percentage terms than the 90.96% decrease in net revenues (from US$11.5 million to US$1.0 million), primarily because staff costs, which are relatively fixed in nature, increased over the period. Key drivers included:

●	Staff costs. Staff costs increased by US$0.3 million, or 32.75%, from US$1.1 million (22.07% of cost of revenues) for the first half of 2025 to US$1.4 million (85.59% of cost of revenues) for the first half of 2026, mainly due to higher payroll settlements in H1 2026.

●	Cloud hosting services fees. Cloud hosting services fees decreased by US$2.0 million, or 96.60%, from US$2.0 million (42.14% of cost of revenues) to US$0.07 million (4.19%), reflecting the near cessation of the cloud platform business as cloud platform product revenue decreased by 99.12% from US$7.8 million to US$0.07 million, which resulted in substantially lower utilization of cloud resources and fewer active large-scale deployments.

●	Cost of materials. Cost of materials decreased by US$1.6 million, or 96.26%, from US$1.7 million (34.82% of cost of revenues) to US$0.06 million (3.81%), in line with the absence of hardware product revenue in the first half of 2026 (first half of 2025: US$0.3 million) and reduced procurement for customized development projects, as technology development service revenue decreased by 84.95% from US$2.3 million to US$0.3 million.

●	Others. Other cost of revenues increased by US$0.06 million, or 127.13%, from US$0.05 million (0.97% of cost of revenues) to US$0.1 million (6.42%), mainly reflecting additional miscellaneous project-related expenses incurred during the period.

As a result of these changes, the Company recorded a gross loss of US$0.6 million for the six months ended June 30, 2026, compared with gross profit of US$6.7 million for the six months ended June 30, 2025, and the overall gross margin decreased from 58.1% to (58.7%), representing a decrease of 116.78 percentage points. The fluctuation was primarily attributable to the loss of high-margin cloud platform product revenue, which accounted for 67.72% of net revenues in the first half of 2025 but only 6.58% in the first half of 2026, while the related staff costs remained largely fixed; in addition, the gross margin of software products and technology development services turned negative in the first half of 2026, as the cost of software products increased from US$0.2 million to US$0.6 million despite a 59.03% decrease in software product revenue, and the cost of technology development services decreased by only 36.09% (from US$1.5 million to US$1.0 million) against an 84.95% decrease in revenue.

Operating Expenses

Selling Expenses

Selling expenses decreased to approximately $0.59 million for the six months ended June 30, 2026, compared to $0.70 million for the same period in 2025, representing a decrease of 15.95%, the reduction was primarily attributable to:

●	A significant decrease in marketing and advertising expenses and professional service fee, as we curtailed discretionary promotional activities in response to market conditions.

These decreases were partially offset by fluctuations in certain insurance agency and depreciation-related items.

General and Administrative Expenses

General and administrative expenses decreased to approximately $10.23 million for the six months ended June 30, 2026, compared to $11.27 million for the same period in 2025, representing an decrease of 9.22%, primarily due to an increase of staff cost and credit impairment loss. This increase was partially offset by share-based compensation.

Research and Development Expenses

Research and development expenses decreased to approximately $0.75 million for the six months ended June 30, 2026, compared to approximately $24.07 million for the same period in 2025, representing a decrease of approximately 96.90%. This decrease was primarily attributable to the downsize of professional service fee and lower staff cost.

Other Expense, Net

Other expense, net was $0.96 million   for the six months ended June 30, 2026, compared to $1.04 million for the same period in 2025, the decrease was primarily attributable to (i) a significant increase in other income, net, and (ii) the absence of investment loss during the period, partially offset by an increase in net interest expenses mainly driven by default penalty interest.

Net Loss

As a result of the foregoing, we recorded a net loss of $13.05 million for the six months ended June 30, 2026, compared to a net loss of $30.39 million for the same period in 2025, the decrease in net loss was primarily driven by the significant reductions in operating expenses.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and proceeds from financing activities. As of June 30, 2026, we had cash and cash equivalents of approximately $3.62 million, compared to $2.44 million as of December 31, 2025. For the six months ended June 30, 2026, the Group had net cash provided by operating activities of $0.55 million, net cash provided by financing activities of $1.74 million, and a $1.10 million negative effect of exchange rate changes. The net increase of $1.18 million in cash, cash equivalents and restricted cash during the period was primarily attributable to net cash provided by operating and financing activities, partially offset by the effect of exchange rate changes.

During the six months ended June 30, 2026, we continued to experience operating losses and had an accumulated deficit of $ 239.60 million as of June 30, 2026, stemming from recurring net losses and ongoing working capital requirements. Our working capital deficit widened to $99.62 million as of June 30, 2026, from $91.36 million at December 31, 2025. This change mainly driven by movements in operating assets and liabilities, including accounts receivable, accounts payable, accrued expenses and other current liabilities, and prepaid expenses and other current assets. These fluctuations resulted from our strategic portfolio rationalization, lower revenue, and the timing of customer collections and vendor payments.

The operating results for the period were affected by several structural factors and industry factors. Persistent macroeconomic weakness in China continued to suppress enterprise technology spending. In addition, the large language model market experienced intensifying price competition as well-capitalized industry leaders adopted aggressive subsidization strategies. These dynamics, together with supply chain disruptions affecting our AI hardware business caused by geopolitical trade restrictions, contributed to reduced revenue and cash inflows from operations. In response, we implemented a series of cash flow optimization measures, including stricter credit management, renegotiation of payment terms with suppliers, workforce reductions, and significant curtailment of research and development expenditures.

We also relied on financing activities to support our operations. For the six months ended June 30, 2026, net cash provided by financing activities totaled $1.74 million, mainly from $3.0 million net proceeds upon issuance of convertible notes, partially offset by $1,262,207 in repayments of third-party borrowings. While this financing strengthened the Group’s short-term liquidity, it increased leverage and may result in dilution to existing shareholders upon conversion of the convertible note is converted.

We have sustained recurring operating losses. As of June 30, 2026, we had an accumulated deficit and a shareholders’ deficit. Certain of our short-term borrowings were overdue as of June 30, 2026, and some borrowing obligations are subject to litigation or court judgments. We are actively negotiating repayment arrangements and other potential resolutions with the relevant lenders. As of June 30, 2026, our working capital deficit stood at approximately US$99.62 million. There can be no assurance that we will reach satisfactory arrangements with the relevant lenders or satisfy these obligations on acceptable terms. These conditions indicate that our liquidity and capital resources remain under pressure and that we are dependent on external financing to support our operations. Our capital requirements for the next twelve months primarily relate to working capital needs, including personnel costs, professional service fees, scheduled debt repayments, and ongoing operating expenses. Our ability to meet these requirements depends on our operating performance, continued cost control measures, and access to additional financing. There can be no assurance that such financing will be available on acceptable terms, or at all. Any financing transactions involving issuances of equity or equity-linked securities may dilute the interests of existing shareholders. This material uncertainty has been disclosed in the notes to the financial statements.

Management believes that the strategic measures taken and planned — including portfolio rationalization, workforce reductions, curtailment of non-essential research and development activities, and efforts to secure additional capital — are intended to address these conditions and position the Company for a more sustainable cost structure. However, there remains substantial doubt regarding our ability to continue as a going concern without additional financing or further improvements in operating performance.

Trend Information

During the first half of 2026, we observed the following trends that we believe are likely to continue to affect our business, financial condition, and results of operations:

Macroeconomic Environment.

The Chinese economy continued to experience subdued growth during the period, characterized by weak corporate capital expenditure, cautious IT budgets, and extended procurement cycles. Enterprise customers maintained a conservative approach to large-scale technology commitments, prioritizing cost containment over new deployments. We expect these macroeconomic headwinds to persist in the near term.

Industry Competition and Market Concentration.

The large language model and AI services market in China exhibited an accelerating “Matthew effect,” whereby well-capitalized technology conglomerates consolidated market share through aggressive pricing strategies, including offering free or heavily subsidized access to foundation model capabilities. This dynamic has created an increasingly challenging competitive landscape for smaller, independent AI providers, who face significant pressure on pricing margins and limited ability to achieve profitability. We anticipate that this trend of market concentration will continue, and that competitive pressure on independent AI companies will intensify.

Geopolitical and Supply Chain Factors.

Escalating geopolitical tensions between the United States and China, including export controls on advanced semiconductors and related technology, continued to disrupt the supply chains underlying our AI-enabled hardware business. These restrictions have impaired our ability to procure critical components on commercially reasonable terms and have resulted in a significant contraction of this business segment. We expect that continued geopolitical uncertainty will adversely affect this business line for the foreseeable future.

Strategic Response.

In light of the foregoing trends, we have implemented a strategic contraction of our operations, including the discontinuation of unprofitable business lines, a reduction in headcount, and a significant curtailment of research and development expenditures. These measures are intended to preserve capital and position the Company to weather a prolonged period of adverse industry conditions. While we believe these actions are necessary and appropriate, they may also constrain our ability to pursue growth opportunities or develop new products during the period of contraction.

While we expect that demand for AI solutions will recover over the longer term, near-term revenue visibility remains limited. Our future operating results will depend on our ability to maintain cost discipline, stabilize revenue from our core offerings, and secure sufficient financing to support ongoing operations.

Critical Accounting Estimates

Our critical accounting estimates for the six months ended June 30, 2026 are consistent with those disclosed in our most recent Annual Report on Form 20-F. These include, among others, the allowance for credit losses, depreciable lives and recoverability of property and equipment, the valuation of deferred income tax assets, transaction price allocation between software income and maintenance service income, as well as fair value determination of share-based compensation arrangements. There were no material changes to these estimates during the period.

Restrictions on Cash Transfers and Dividends

Under applicable PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year to statutory reserve funds until such reserves reach 50% of their registered capital. These statutory reserves are not distributable as cash dividends.

Furthermore, a substantial portion of our operations and assets are denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions are subject to approval by, or registration with, the relevant PRC government authorities, including the People’s Bank of China and other authorized banks. These currency exchange control procedures may restrict the ability of our PRC subsidiaries to transfer cash to us through dividends, loans, or advances.

In addition, under the PRC Enterprise Income Tax Law and its implementing rules, a withholding tax of 10% generally applies to dividends paid by PRC entities to non-resident enterprises, unless reduced or exempted pursuant to an applicable tax treaty.

Cash Flows

Set forth below are the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026	2025
	(Unaudited)
Net cash (used in)/provided by operating activities	$548,837	$(2,328,970)
Net cash (used in)/provided by investing activities	-	82,621
Net cash (used in)/provided by financing activities	1,737,793	5,690,293
Effect of exchange rate changes	(1,103,789)	721,003
Net change in cash, cash equivalents and restricted cash	1,182,841	4,164,947
Cash, cash equivalents and restricted cash, at beginning of the period	2,436,318	846,593
Cash, cash equivalents and restricted cash, at end of period	$3,619,159	$5,011,540

Cash Flows from Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2026 was $0.55 million, compared to net cash used in operating activities of $2.33 million for the same period in 2025. Net cash used in operating activities during the 2026 period was primarily driven by the Group’s net loss, adjusted for non-cash items including allowance for accounts receivable, depreciation and amortization, share-based compensation expense, impairment charges and other non-cash adjustments. These non-cash adjustments, together with changes in operating assets and liabilities, partially offset the cash outflow resulting from the net loss.

Changes in operating assets and liabilities during the period reflected, among other things:

●	Changes in accounts receivable resulting from reduced revenue levels and collection efforts;

●	Changes in contract costs and prepaid expenses and other current assets consistent with lower project activities; and

●	Changes in accounts payable, accrued expenses and other current liabilities reflecting cost-control measures and timing of payments.

Overall, operating cash flows continue to reflect the impact of reduced revenue and ongoing operating losses, partially mitigated by expense reductions and working capital management initiatives.

Cash Flows from Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2026 was $0.00 million, compared to net cash provided by investing activities of $0.08 million for the same period in 2025.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026 was $1.74 million, compared to $5.69 million for the same period in 2025. During the period, net cash provided by financing activities primarily comprised $3 million net proceeds from the issuance of convertible notes. These proceeds were used for general corporate purposes and working capital requirements. Cash outflows within financing activities were attributable to the repayment of borrowings from third parties in the amount of $1.26 million.

Cash, cash equivalents and restricted cash

As of June 30, 2026, the cash and cash equivalents stood at $3.45 million, an increase of $1.13 million (or approximately 48.8%) compared to $2.32 million as of December 31, 2025. This increase was primarily driven by the issuance of convertible notes in the first half of the year of 2026, which resulted in a net cash inflow of $1.74 million from financing activities.

Restricted cash was $0.17 million, up by $0.05 million (or approximately 42.9%) from $0.12 million at the end of 2025. The increase was mainly due to a new loan default, resulting in relevant corporate funds being frozen in litigation.

Overall, although financing activities significantly bolstered the reported liquidity, a portion of the funds became restricted due to legal disputes. The actual increase in freely available funds should be evaluated net of the restricted portion and the specific use of the financing proceeds.

Stockholders’ Equity

Changes in Stockholders’ Equity

Set forth below are unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2026.

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Share	Amount	Shares*	Amount	capital	reserve	deficit	loss	deficit	Interests	deficit
Balance as of December 31, 2025	55,235,284	$2,762	3,700,000	$185	$130,134,778	$237,486	$(226,559,555)	$(4,370,415)	$(100,554,759)	$(4,309,169)	$(104,863,928)
Net loss	-	-	-	-	-	-	(13,038,604)		(13,038,604)	(8,442)	(13,047,046)
Foreign currency translation adjustment								(4,171,691)	(4,171,691)	(11,762)	(4,183,453)
Conversion of convertible loans	159,869,247	7,993			4,573,534				4,581,527		4,581,527
Pre-delivery ordinary shares for conversion of Convertible Notes	19,500,000	975			(975)				-		-
Forfeiture of unvested stock options (reversal of SBC)					(1,206,641)				(1,206,641)		(1,206,641)
Share-based compensation expenses	2,784,000	140			931,416				931,556		931,556
Balance as of June 30, 2026 (unaudited)	237,388,531	$11,870	3,700,000	$185	$134,432,112	$237,486	$(239,598,159)	$(8,542,106)	$(113,458,612)	$(4,329,373)	$(117,787,985)

During the six months ended June 30, 2026, total the Company’s shareholders’ deficit increased from $100.55 million at December 31, 2025 to $113.46 million at June 30, 2026. The principal factors contributing to changes in shareholders’ equity during the period included:

●	Net loss. We recorded a net loss of $13.04 million for the six months ended June 30, 2026, which increased our accumulated deficit.

●	Issuance and Conversion of Convertible Notes. During the six months ended June 30, 2026, the Company completed financing transactions in April 2026 and June 2026 through the issuance of convertible notes, which provided cash proceeds at the time of issuance and were used for general corporate purposes. These issuances increased the Company’s liabilities and additional paid-in capital, net of issuance costs. During and subsequent to the period, holders of the convertible notes elected to convert portions of the outstanding principal and, where applicable, accrued interest into ordinary shares represented by ADSs in accordance with the contractual terms of the notes. Such conversions resulted in the issuance of additional ADSs, reduced the Company’s outstanding debt obligations, and increased additional paid-in capital. The issuance of ADSs upon conversion did not result in additional cash proceeds to the Company.

●	Share-based compensation. Share-based compensation expense recognized during the period increased additional paid-in capital.

●	Forfeiture of unvested stock options (reversal of SBC). Forfeiture of unvested stock options (reversal of SBC) during the period decreased additional paid-in capital.

●	Foreign currency translation adjustments. Changes in foreign currency exchange rates resulted in translation adjustments recorded in accumulated other comprehensive loss.

●	Non-controlling interests. Changes in non-controlling interests reflected the allocation of net loss attributable to non-controlling shareholders.

Impact of Equity Issuances and Conversions

The issuance of ADSs, including those issued upon conversion of convertible securities, resulted in dilution to existing shareholders. In addition, the volume and timing of conversions may have affected the market trading price of the Company’s ADSs.

The Company expects that additional conversions of outstanding convertible securities may occur in the future, which could result in further issuances of ADSs and additional dilution to shareholders.